Exhibit 99.1

TMD Energy Limited Announces Changes to Its Board of Directors

Kuala Lumpur, Malaysia, February 17, 2026 (GLOBE NEWSWIRE) - TMD Energy Limited (NYSE AMERICAN: TMDE) (“we” or the “Company” or “TMDEL”), together with its subsidiaries (the “Group” or “TMDEL Group”), a Malaysia and Singapore based service provider engaged in integrated bunkering services segment which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced changes to its board of directors (the “Board”).

Resignation of Independent Director

The Board announces that, on February 16, 2026, Mr. Shin Yick Fabian resigned as an independent Director. Upon his resignation, Mr. Shin Yick Fabian ceased to serve as chairman of the nominating and corporate governance committee of the Board (the “NCGC”) and as a member of each of the audit committee of the Board (the “AC”) and the compensation committee of the Board (the “CC”). Mr. Shin Yick Fabian’s resignation was due to personal reasons and was not the result of any disagreement with the Company or any matter relating to the Company’s operations, policies, procedures or practices.

Appointment of Independent Director

To fill the vacancy created by Mr. Shin Yick Fabian’s resignation, the Board appointed Mr. Kwok On Tse (“Mr. Tse”) as an independent Director on February 16, 2026. Upon his appointment, Mr. Tse was also appointed to serve as a member and chairman of the NCGC and as a member of each of the AC and the CC. The biographical information of Mr. Tse is set forth below:

Mr. Tse, aged 59, has over 20 years of experience in investment banking and capital markets. He is currently the deputy chief executive officer of SBI China Capital Financial Services Limited, a position he has held since March 2023. Prior to this, he served as head of global capital markets at Eddid Securities and Futures Limited from March 2020 to July 2022. From May 2017 to March 2020, Mr. Tse was managing director and co-head of global capital markets at Southwest Securities (HK) Capital Limited.

Earlier in his career, Mr. Tse served as associate director, equity capital markets, at Goldbond Securities Ltd. (currently known as Piper Jaffray Asia Securities) from August 2006 to May 2007. He previously worked at CLSA Limited from 2001 to 2006 as assistant manager, syndicate, and from 1996 to 2001 as assistant manager, settlement and operations.

Mr. Tse is a licensed person with the Hong Kong Securities and Futures Commission, holding Type 1 (Dealing in Securities) and Type 6 (Advising on Corporate Finance) licenses. He obtained a Master of Business Administration degree from The University of Northern Virginia.

The Company also entered into an indemnification agreement with Mr. Tse in the same form as its standard form of indemnification agreement with its other directors.

The Company has determined that Mr. Tse satisfies the “independence” requirements of Rule 803(A)(2) of NYSE American LLC Company Guide and meets the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. There are no family relationships between Mr. Tse and any director or executive officer of the Company, and he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Tse has not engaged in any transaction that would be reportable as a related party transaction under Item 7.B of Form 20-F.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

For investor and media inquiries, please contact:

TMD Energy Limited

e-Mail : corporate@tmdel.com

WFS Investor Relations

e-Mail : services@wealthfsllc.com